NC Solar, Inc.

1107 Town Creek Road

Eden, NC 27288

October 12, 2012

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	NC Solar, Inc.

Registration Statement on Form S-1

Filed September 28, 2012

File No. 333-183272

Dear Ms. Ransom:

NC Solar, Inc. (“Ultimate Rack” or, the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated October 11, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 12

1.	Please revise to cover the periods ended April 30, 2012 and 2011 in your discussion of liquidity and capital resources. Refer to the instructions to paragraph (A) of Regulation S-K Item 303.

Response: We have revised the section under the heading “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” to cover the periods ended April 30, 2012 and 2011 in our discussion of liquidity and capital resources.

Sincerely,

/s/ Jeffrey Alt
Jeffrey Alt
President, NC Solar, Inc.